Exhibit 3.1

AMENDMENT

TO The

bylaws

OF

MOTUS GI Holdings, Inc.

This Amendment (this “Amendment”) to the Bylaws, as amended (the “Bylaws”), of Motus GI Holdings, Inc., a Delaware corporation (the “Corporation”), has been adopted and approved by the Board of Directors of the Corporation on August 24, 2022 and is effective as of August 24, 2022. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Bylaws.

1. Article I, Section 5 is hereby amended to read as follows:

Section 5. Quorum. One-third of the voting power of the shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.